SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Company” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on November 07, 2017, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 361/2017/CVM/SEP/GEA-1, requesting clarifications about the news published by Valor Econômico newspaper on november 07, 2017 under the title "Shareholders will have a maximum of 10% of the capital of Eletrobras", as transcribed in the end of this Market Announcement.

In compliance with the abovementioned Official Letter, the Company clarifies that, according to Markets Announcements released on August 22, September 18 and October 3, 2017, as well as the Relevant Facts dated on August 21 and 22, 2017, the Company clarifies to its shareholders and to the market in general that the subject concerning the Eletrobras' potential privatization is being handled by its controlling shareholder, without having any information regarding the news published by the press.

Pursuant to CVM Instruction 358/02, the Company has already sent correspondence to its controlling shareholder reiterating the need that the relevant acts or facts involving the Company should be disclosed to the market, pursuant to said regulations.

Rio de Janeiro, November 08, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 361/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1.    In reference to the news published on 11.07.2017, in Valor Econômico newspaper, under the title "Shareholders will have a maximum of 10% of the capital of Eletrobras", in which summarizes the following statements:

The government will send to Congress three draft legislations with an urgent request to privatize Eletrobras and the distribution companies of the group and define the new regulation model of the electric sector. The first project to be submitted to the Legislative will deal with the sale of distributors in the North and Northeast regions.

The project that defines the format of the privatization of the Eletrobras group was discussed yesterday with President Michel Temer and several aspects of the proposal are already decided. In the issuance of shares of the company, each investor may have a maximum of 10% of the common shares, so that the control is effectively pulverized.

The Federal Government, which loses control of the state-owned company, will maintain a "golden share" that will give it veto power on strategic issues. One of the government's concerns about maintaining this special share is to prevent the sale of the company's subsidiaries, which could harm some regions of the country.

Eletrobras' new controllers will have to commit to a revitalization program for the São Francisco River, which will require investments of R$ 350 million annually for a period of 30 years.

In this same project will include the "decotization" of 14 hydroelectric plants that had the concessions extended in 2012, according to Provisional Measure 579, edited by the then Dilma Rousseff government. This means that the concession contracts for these plants will be zeroed, renewed for another 30 years and companies will be able to charge market prices.

The changes will incrase the value the hydroelectric plants and the expectation of the government is that the revenues from the grants reach approximately R$ 36.6 billion, a figure much higher the original estimates, around R$ 22 billion. In the proposal for the 2018 Budget, the government already had its stake of R$ 12.2 billion.

The project provides for the apportionment of the granting in three parts: one third for the Federal Government, one third to capitalize Eletrobras and the remainder for the Energy Development Account (CDE), a sectoral fund that holds the subsidies in the electricity bill.

MARKET ANNOUNCEMENT

The Ministry of Mines and Energy, which conceived the model approved by the Federal Government, expects a voluntary adhesion of the Eletrobras Shareholders meeting to this set of decisions. The new regulatory framework for the electricity sector, whose proposal was placed in public consultation by the ministry, will consist of a third bill, also with an urgent request.

President Temer urged the economic team to finalize the texts, so that they begin to be sent to the Congress until Thursday. The economic area works with the end of February as the deadline for the proposal of privatization to be approved by the parliamentarians, in order to allow the operation to be done still in 2018.

2.    In reference to the news stated above, we request a statement from the company regarding the highlighted statement, commenting about the informations considered important about this subject.

3.    In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

4.    The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: News disclosed in the media, which should include a transcript of this Official Letter.

5.    The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 11/08/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.